                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             MERCHANTS GROUP, INC.
                      -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
                      -----------------------------------
                         (Title of Class of Securities)

                                  588539-10-6
                                ----------------
                                 (CUSIP Number)

                                 Robert M. Zak
                       Merchants Mutual Insurance Company
            250 Main Street, Buffalo, New York 14202 (716) 849-3380
     ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 17, 1998
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

                        This Document contains 7 Pages.

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CUSIP NO. 588539-10-6              SCHEDULE 13D             PAGE 2 OF 7 PAGES
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
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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            MERCHANTS MUTUAL INSURANCE COMPANY (16-0550140)
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) [ ]
                                                                                         (b) [ ]

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     3      SEC USE ONLY


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     4      SOURCE OF FUNDS*

            WC
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS    2(d)or 2(e) [ ]


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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
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NUMBER OF      7       SOLE VOTING POWER

SHARES                 255,000
            -------------------------------------------------------------------------------------------------
BENEFICIAL-    8       SHARED VOTING POWER

LY OWNED
            -------------------------------------------------------------------------------------------------
BY EACH        9       SOLE DISPOSITIVE POWER

REPORTING              255,000
            -------------------------------------------------------------------------------------------------
PERSON        10       SHARED DISPOSITIVE POWER

WITH
            -------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                255,000
            -------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [X]


            -------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  8.8%
            -------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IC
            -------------------------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                             MERCHANTS GROUP, INC.
                             ---------------------


This Amendment No. 2 amends Item 4 of Amendment No. 1 to Schedule 13D dated June 16, 1998, (the "Schedule 13D"), filed by Merchants Mutual Insurance Company. All other information included in the Schedule 13D is substantially unchanged.

ITEM 1.  SECURITY AND ISSUER.

         This Statement, as amended, relates to the shares of Common Stock, $.01 par value per share ("Shares"), of Merchants Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 250 Main Street, Buffalo, New York 14202.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement, as amended, is filed on behalf of Merchants Mutual Insurance Company, a New York domiciled mutual property and casualty insurance company ("Mutual"). The address of Mutual's principal office is 250 Main Street, Buffalo, New York 14202.

         As previously reported, Mutual acquired its Shares of the Issuer prior to November 1986. In November 1986 the Issuer completed its initial public offering. Mutual filed a Schedule 13G with the Securities and Exchange Commission ("SEC") on February 13, 1987, reporting its ownership of 1,155,000 Shares of Issuer, which represented 57.6% of Issuer's issued and outstanding Shares as of December 31, 1986. As a result of the sale by Mutual of 900,000 Shares and the sale by the Issuer of an additional 950,000 Shares in a public offering in June 1993 which was registered with the SEC, Mutual filed Amendment No. 1 to its Schedule 13G with the SEC on July 6, 1993, reporting its reduced ownership of 255,000 Shares of Issuer, which represented 8.4% of Issuer's issued and outstanding Shares at that time. Mutual has not acquired or disposed of any Shares since the filing of Amendment No. 1 to its Schedule 13G on July 6, 1993. At present, Mutual owns 8.8% of the Shares of the Issuer.

         Mutual filed a Schedule 13D with the SEC on March 31, 1998, reporting that Mutual was considering whether it would be in its best interest to purchase all or substantially all of the stock of the Issuer or its wholly-owned subsidiary, Merchants Insurance Company of New Hampshire, Inc. ("MNH").

         Mutual is filing this Amendment No. 2 to its Schedule 13D to update the information contained in Item 4 relating to the purpose for which it holds the Shares (see Item 4. Purpose of Transaction).

         Item 2 information with respect to the directors and executive officers of Mutual was contained in Attachment A to its Schedule 13D filed on March 31, 1998, which is incorporated herein by this reference. There has been no change in that information since March 31, 1998. Mutual and its executive officers and directors are sometimes hereinafter collectively referred to as the "Reporting Persons."

         NOTE: Nothing in this Statement, as amended, shall be construed as a statement or admission that the Reporting Persons, or any of them, (i) are acting as a group in the acquisition, disposition or holding of Shares, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of Section 13(d) of the Act, are the beneficial owners of any Shares other than those Shares in which each person is specifically identified in this Statement to have a beneficial ownership.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Reference is made to Item 5 in the original Schedule 13D filed on March 31, 1998. There have been no changes since the filing of the original Schedule 13D on March 31, 1998.

ITEM 4.  PURPOSE OF TRANSACTION.

         The business and day-to-day operations of the Issuer and MNH are closely aligned with those of Mutual. This is the result of a combination of factors. Mutual has had a historical ownership interest in the Issuer and MNH. Prior to November 1986 MNH was a wholly-owned subsidiary of Mutual. Following the Issuer's initial public offering in November 1986 until a secondary stock offering in July 1993 the Issuer was a majority-owned subsidiary of Mutual. Mutual currently owns 8.8% of the Issuer. Under the Management Agreement dated September 29, 1986 ("Management Agreement"), Mutual provides the Issuer and MNH with all facilities and personnel to operate their business. The only officers of the Issuer or MNH who are paid full time employees are employees of Mutual whose services are provided to the Issuer and MNH by Mutual under the Management Agreement. Also, the operation of MNH's insurance business, which offers substantially the same lines of insurance as Mutual through the same independent insurance agents, creates a close relationship among the companies. On July 23, 1998, the Issuer gave notice of termination of the Management Agreement which, under its terms, will terminate five years after the date of notice.

         From time to time the Directors of the Issuer and Mutual have discussed possible changes in the relationship among the three companies for the purposes of improving their insurance operations and reducing the instances where there might be conflicts between MNH and Mutual.

         On March 25, 1998, Mutual informed the Issuer's Board of Directors that Mutual was considering whether or not it would seek to purchase all or substantially all of the stock of the Issuer or MNH, and that Mutual had retained an investment banking firm and independent legal counsel to assist it in determining whether such a proposal was advisable and, if so, whether Mutual could obtain regulatory approvals and financing for any such proposal.

         Beginning in early June 1998, representatives of Mutual and of the Issuer engaged in preliminary discussions regarding the possible terms and conditions upon which Mutual might offer to purchase all of the stock of the Issuer. The discussions included a possible purchase price, the status of Mutual's efforts to secure the financing for such a purchase, the legal and regulatory conditions that would have to be satisfied in order for such a purchase to be consummated, the changes, if any, that might be made to the termination provisions of the Management Agreement and other terms of a potential offer. Although in these discussions Mutual did not present a formal offer to the Issuer, representatives of Mutual informed the Issuer of Mutual's belief that in the event it were to make an offer it should be able to obtain the financing and regulatory approvals necessary to acquire the Issuer, provided that the purchase price was no higher than the market price of the Issuer's common stock as of the date of Amendment No. 1 to
         Schedule 13D. During the preliminary discussions, Mutual advised the Issuer that any possible terms and conditions advanced by Mutual would be contingent upon the Issuer or MNH not giving notice to terminate the Management Agreement.

         On July 22, 1998, a meeting was held to continue the discussions between representatives of Mutual and the Issuer. Representatives of Mutual stated that Mutual was prepared to make a formal offer to acquire all outstanding common stock of the Issuer at a price of $25 per share. In addition, Mutual advised the Issuer that Mutual was prepared to accede to the Issuer's requests on several other key points, including the request that Mutual deposit a substantial cash amount in escrow upon execution of the merger agreement. On July 23, 1998 the Issuer's representatives stated that the terms and conditions of the proposed offer contemplated by Mutual were not acceptable and that the Issuer was taking immediate action to terminate the Management Agreement. On that same day, Mutual received written notice from the Issuer terminating the Management Agreement which, under its terms, terminates five years after the date of notice. Accordingly, Mutual withdrew the possible terms and conditions of the potential offer it was prepared to make.

         Mutual intends to continue to consider whether to seek to purchase some or all of the common stock of the Issuer, and may purchase additional shares from time to time as market conditions warrant, through open market purchases, privately negotiated transactions, a tender offer or other means.


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         Subject to the preceding two paragraphs, the Reporting Persons do not have any present plans or proposals that relate to or would result in:
         (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (iv)any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's Certificate of Incorporation, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to cease to be listed on a national securities exchange; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of the date hereof, Mutual owns 255,000 Shares (8.8% of the class), all of which were acquired prior to the Issuer's initial public offering in November 1986. Mutual has sole voting and sole dispositive power with respect to all of those Shares. Neither Mutual nor any Reporting Person has acquired or disposed of any Shares during the past 60 days. The information set forth in Item 5 of the original Schedule 13D filed on March 31, 1998 is incorporated herein by reference. There has been no change in that information since March 31, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.




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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    August 17, 1998

                                   MERCHANTS MUTUAL INSURANCE COMPANY


                                   By: /s/ Robert M. Zak
                                           ------------------------------------
                                           Robert M. Zak
                                           President